October 16, 2007
Exhibit 1
New York Stock Exchange
New York
USA
Dear Sir,
We wish to inform you that at the Board meeting held on 12th October 2007, Mr. Paresh Sukthankar and Mr. Harish Engineer have been appointed as Executive Directors on the Board of Directors of the Bank .
Mr. Sukthankar and Mr. Engineer have been senior employees of HDFC Bank since 1994 and have held various positions of responsibility.
Mr. Sukthankar has done his Masters in Management Studies from Jamnalal Bajaj Institute of Management Studies, Mumbai and has over 22 years of banking experience. As Head — Credit & Market Risk, he is responsible for the Bank’s risk management function and certain strategic initiatives of the Bank. He also has supervisory responsibility for the bank’s Human Resources function.
Mr. Engineer holds a diploma in Business Management from Hazarimal Somani College, Mumbai and has over 38 years banking experience. Presently, as Head — Wholesale Banking, he looks after the bank’s businesses in the Corporate Banking, Financial Institutions and Emerging Corporate Groups.
Mr.Paresh Sukthankar holds 159656 shares and Mr. Harish Engineer holds 64,000 shares in the Bank.
The above appointments as Executive Directors of the Bank are subject to approval of Reserve Bank of India and of the Bank’s shareholders.
This is for your information and records.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Executive Vice President - Legal &
Company Secretary